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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
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                               ARTISTdirect, Inc.
                                (Name of Issuer)

                           ARTISTdirect, Inc. (Issuer)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $.01 Per Share
           (including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                     04315D
                      (CUSIP Number of Class of Securities)

                                James B. Carroll
                               ARTISTdirect, Inc.
          5670 Wilshire Blvd., Suite 200, Los Angeles, California 90036
                            Telephone: (323) 634-4000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy to:
                             Greg T. Williams, Esq.
                         Brobeck, Phleger & Harrison LLP
                  38 Technology Drive, Irvine, California 92618
                            Telephone: (949) 790-6300

                            CALCULATION OF FILING FEE
        TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
              $3,000,000                                       $600.00

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,000,000 shares of Common Stock, par value $0.01 per share, at the maximum tender offer price of $1.50 per share.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.

|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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

      This Tender Offer Statement on Schedule TO relates to the tender offer by ARTISTdirect, Inc., a Delaware corporation, to purchase 2,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its common stock, par value $.01 per share, at prices not greater than $1.50 nor less than $1.25 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 26, 2001, and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the offer to purchase and the related letter of transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEMS 1 THROUGH 11.

      The information in the offer to purchase and the related letter of transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.

ITEM 12. EXHIBITS.

(a)(1)(A)         Offer to Purchase, dated February 26, 2001
(a)(1)(B)         Letter of Transmittal
(a)(1)(C)         Notice of Guaranteed Delivery
(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 26, 2001
(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G) Letter to Participants in the ARTISTdirect, Inc. Employee Stock Purchase Plan, dated February 26, 2001
(a)(2)-(4)        Not applicable
(a)(5)(A)         Press Release, dated February 12, 2001*
(a)(5)(B) Letter to Stockholders from the Chairman of the Board and Chief Executive Officer of ARTISTdirect, Inc., dated February 26, 2001
(a)(5)(C)         Press Release, dated February 26, 2001

(b)               Not applicable
(c)               Not applicable
(d)(1) Amended and Restated Stockholders Agreement, among ARTISTdirect, Inc. and certain stockholders, as amended
(d)(2) ARTISTdirect -- Cisneros Television Group Memorandum of Understanding dated as of November 15, 1999 between ARTISTdirect, Inc. and Lakeport Overseas Ltd. (incorporated by reference to Exhibit 10.40 in the Registrant's Registration Statement on Form S-1 initially filed on September 22, 1999)
(e)               Not applicable

*Previously filed on Schedule TO-C filed with the Commission on February 12, 2001.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ARTISTDIRECT, INC.


                                             By: /s/ James B. Carroll
                                                --------------------------------
                                                Name:  James B. Carroll
                                                Title: Chief Financial Officer

Dated: February 26, 2001

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION

(a)(1)(A)         Offer to Purchase, dated February 26, 2001
(a)(1)(B)         Letter of Transmittal
(a)(1)(C)         Notice of Guaranteed Delivery
(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 26, 2001
(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G) Letter to Participants in the ARTISTdirect, Inc. Employee Stock Purchase Plan, dated February 26, 2001
(a)(2)-(4)        Not applicable
(a)(5)(A)         Press Release, dated February 12, 2001*
(a)(5)(B) Letter to Stockholders from the Chairman of the Board and Chief Executive Officer of ARTISTdirect, Inc., dated February 26, 2001
(a)(5)(C)         Press Release, dated February 26, 2001

(b)               Not applicable
(c)               Not applicable
(d)(1) Amended and Restated Stockholders Agreement, among ARTISTdirect, Inc. and certain stockholders, as amended
(d)(2) ARTISTdirect -- Cisneros Television Group Memorandum of Understanding dated as of November 15, 1999 between ARTISTdirect, Inc. and Lakeport Overseas Ltd. (incorporated by reference to Exhibit 10.40 in the Registrant's Registration Statement on Form S-1 initially filed on September 22, 1999)
(e)               Not applicable


* Previously filed on Schedule TO-C filed with the Commission on February 12, 2001.